UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OCT 21 2003

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

03035503

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1997

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____________ to _____________

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

DECEMBER 31, 1997 AND 1996

CONTENTS

SMITH, DUKES & BUCKALEW, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

ONE MAISON BUILDING

3800 AIRPORT BOULEVARD

MOBILE, ALABAMA 36608

GEORGE R. HARRIS, JR.
GILBERT F. DUKES, JR.
YUELL B. BUSEY
G. TIMOTHY GASTON
J. WILBERT JORDAN, JR.
KERRY L. WEATHERFORD
E. LAMAR REEVES
KEVIN M. RITTELMEYER
APRIL B. BOUDREAUX
MARY M. GILMORE

MAILING ADDRESS
P. O. BOX 160427
MOBILE, ALABAMA
36616
TELEPHONE (251) 343-1200
FAX: (251) 344-0966

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
the United Security Bancshares, Inc.
Employee Stock Ownership Plan
(with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Dukes & Buckalew, L.L.P.

Mobile, Alabama
October 1, 2003

FINANCIAL STATEMENTS

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEIFTS
December 31, 1997 and 1996

ASSETS	1997	1996
CASH AND CASH EQUIVALENTS:		
Certificates of deposit	$ 318,359	$ 310,654
Money market funds	582,174	611,376
Total cash and cash equivalents	900,533	922,030
INVESTMENTS AT FAIR VALUE:		
Common stock - United Security Bancshares, Inc. (64,123 shares at minority value of $37.50 for 1997, and 34,123 shares at minority value of $16.50 for 1996)	2,404,613	563,029
U.S. Government and Agencies	31,857	695,443
Mutual funds	635,611	155,274
Total investments	3,072,081	1,413,746
RECEIVABLES:		
Insurance premium refund receivable	-0-	32
Accrued investment income receivable	4,137	7,946
Total receivables	4,137	7,978
Total assets	3,976,751	2,343,754
LIABILITIES		
OVERPAYMENTS REFUNDABLE TO EMPLOYER	(7,775)	(14,674)
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,968,976	$ 2,329,080

The Notes to Financial Statements are an integral part of these statements.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIOP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 1997 and 1996

	1997	1996
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
INVESTMENT INCOME:		
Net appreciation in fair value of investments	$ 1,145,070	$ 88,359
Interest and dividends	117,853	111,549
	1,262,923	199,908
CONTRIBUTIONS:		
Participants	314,142	152,976
Participant rollover	16,137	101,870
Employer matching	211,004	177,164
	541,283	432,010
Total additions	1,804,206	631,918
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
BENEFITS PAID TO PARTICIPANTS	159,663	82,680
LIFE INSURANCE POLICY PREMIUMS	4,647	3,582
Total deductions	164,310	86,262
NET INCREASE	1,639,896	545,656
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	2,329,080	1,783,424
End of year	$ 2,329,080	$ 1,783,424

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on an accrual basis of accounting.

Investment valuation

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Fair value of the common shares of the Company is determined by annual independent appraisals. Purchases and sales of securities are reflected on a trade-date basis. The difference between cost and market value from one period to the next is recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Significant estimates used in preparing these financial statements include the valuation of common stock of United Security Bancshares, Inc. which is valued at its minority value as determined by an independent appraiser. Appraisals are prepared annually and can generally be expected to fluctuate from one year to the next.

Description of Plan

The following description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all regular employees of First United Security Bank (the Company). Effective January 1, 1991, the Plan is a stock bonus plan containing Section 401(k) features under Section 401(a) of the Internal Revenue Code. The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Description of Plan (continued)

Eligibility

Each employee will become eligible for participation in the Plan on the first day of the month following his initial date of service. A participant is generally entitled to share in allocations of employer contributions only for a Plan year in which he is credited with at least 1,000 hours of service and in which he was an employee on December 31 of the Plan year. A Participant shall also share in the allocations of employer contributions for the Plan year of his retirement, death or disability.

Contributions

The Company may make three types of contributions:

1. Employer discretionary matching contribution – made on behalf of each participant up to a maximum of one hundred percent (100%) of the participant's salary reduction contribution, provided, however, that the maximum employer matching contribution shall be based on a participant's salary reduction contribution of up to 5% of such participant's compensation.

2. Employer discretionary basic contribution which shall be determined at the sole discretion of the Company's Board of Directors.

3. Employer discretionary optional contributions, which shall be determined at the sole discretion of the company's Board of Directors.

Plan participants may make salary reduction contributions from 1% to 15% of the participant's compensation. Participants may also make voluntary contributions which may not, in the aggregate, exceed 10% of aggregate earnings for the period of time of active plan participation.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings.

Allocations of Company basic and optional contributions are based on participants' compensation. Company matching contributions are allocated based on participants' salary reduction contributions. A participant must be employed by the Company on December 31 of the Plan year, and must be credited with 1,000 hours of service during the Plan year in order to receive an allocation of employer contributions.

Allocations of Plan earnings are based on participant earnings and account balances, as defined in the Plan document.

The benefit to which a participant is entitled is the benefit which can be provided from the participant's account.

Description of Plan (continued)

Participant Accounts (continued)

Each participant has investment authority over funds in his account, and is able to diversify among twelve different funds with varying levels of risk.

Vesting

Participants are fully vested at all times in their contributions, as well as employer contributions made on their behalf.

Payment of Benefits

Upon termination of service, participants are paid the vested portion of their accounts.

Administrative Expenses

Significant administrative expenses of the Plan are absorbed by the employer.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Income Tax Status

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

Plan Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, the accounts of all participants affected by the termination will become nonforfeitable as of the date of termination.

Investments

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent five percent or more of the Plan's net assets are separately identified.

	FAIR VALUE OF INVESTMENTS			
	December 31, 1997		December 31, 1996	
	Number of Shares or Principal Amount	Fair Value	Number of Shares or Principal Amount	Fair Value
Investments at Fair Value as Determined by Quoted Market Price:				
U.S. Government and Agencies -				
U.S. Treasury Strips	-0-	$ -0-	400,000	$ 265,138
GNMA Pools	29,142	31,857	185,233	186,116
FNMA Pools	-0-	-0-	243,680	244,189
Mutual funds				
Federated Arms Fund	17,701	17,239	7,690	74,823
AmSouth Equity Fund	11,094	249,938	4,416	80,451
Oppenheimer Quest for Value Fund	3,371	119,389	-0-	-0-
Others		249,045	-0-	-0-
		667,468		850,717
Investments at Fair Value as Determined by Independent Appraisal:				
Common stock, United Security Bancshares, Inc.	64,123	2,404,613	34,123	563,029
Total investments at fair value		$ 3,072,081		$ 1,413,746

Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year) appreciated by $1,145,068 and $88,359 in 1997 and 1996, respectively, as follows:

	NET CHANGE IN FAIR VALUE	
	Year Ended December 31,	
	1997	1996
Investments at Fair Value as Determined by Quoted Market Price:		
U.S. Government and Agencies	$ 818	$ 1,581
Mutual funds	36,079	5,856
Investments at Fair Value as Determined by Independent Appraisal:		
Common stock, United Security Bancshares, Inc.	1,108,173	80,922
Net Change in Fair Value	$ 1,145,070	$ 88,359

Related Party Transactions

United Security Bancshares, Inc., the Plan sponsor, is a bank holding company which controls First United Security Bank.

During 1997 and 1996, the Plan purchased 20,000 and 608 shares of Company stock at a cost of $734,022 and $9,064, respectively.

SUPPLEMENTAL SCHEDULES

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current Value (e)
*	AmSouth Bank	11,094 AmSouth Equity Fund	$ 210,102	$ 249,938
*	United Security Bancshares, Inc.	64,123 shares United Security Bancshares, Inc.	1,070,009	2,404,613
	Federated Arms Fund	1,770 Federated Arms Fund	17,258	17,239
	First Community Bank	Certificate of deposit - 7% dtd. 6/2/95, due 6/2/00	100,000	100,000
	West Alabama Bank & Trust	Certificate of deposit - 7% dtd. 6/5/95, due 6/5/00	100,000	100,000
	Bank of Pine Hill	Certificate of deposit - 6.75% dtd. 6/7/95, due 6/7/00	118,359	118,359
*	AmSouth Bank	582,174 AmSouth Prime Obligation Fund	582,174	582,174
	U.S. Government Agency	108 Federal Nat'l MTG Assn. Pool #320377F 6.50%, dtd. 9/01/95, due 9/01/02	107	108
	U.S. Government Agency	3,881 Gov't Nat'l MTG Assn. Pool #220905 9.00%, dtd. 1/1/88, due 1/15/18	4,218	4,234

* Denotes a party-in-interest

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997
(continued)

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current Value (e)
	U.S. Government Agency	6,146 GNMA Pool #229245 9.50%, dtd. 8/1/87, due 8/15/17	$ 6,168	$ 6,747
	U.S. Government Agency	30,016 GNMA Pool #230006 9.50%, dtd. 8/1/87, 8/15/17	19,934	20,768
	Templeton Foreign Fund	4,086 Templeton Foreign Fund	44,107	40,660
	Franklin Balanced Fund	374 Franklin Balanced Fund	12,672	12,533
	Franklin Small Cap Fund	998 Franklin Small Cap Fund	23,618	22,873
	Oppenheimer Quest for Value Fund	3,371 Oppenheimer Quest for Value Fund	125,696	119,389
	Dreyfus Balanced Fund	2,994 Dreyfus Balanced Fund	53,900	48,716
*	AmSouth Bank	1,054 AmSouth Balanced Fund	15,674	15,221

* Denotes a party-in-interest

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997
(continued)

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current Value (e)
*	AmSouth Bank	5,859 AmSouth Bond Fund	$ 63,330	$ 64,334
	Federated Index Trust Fund	2,213 Federated Index Trust Fund	46,693	44,708

* Denotes a party-in-interest

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-d SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1997

	Identity of Party Involved (a)	Description of Asset (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)
Part I. Single Transactions in Excess of 5% of Plan Assets					
	Federal National Mortgage Association	FNMA Pool #320377F, 6.50%, dtd 9/1/95, due 9/1/02		$ 134,381	
	Government National Mortgage Association	GNMA Pool #376510, 7.00%, dtd 5/1/94, due 5/15/24		131,643	
*	AmSouth Bank	AmSouth Prime Obligation Fund	$ 314,431		
*	AmSouth Bank	AmSouth Prime Obligation Fund	274,669		
*	AmSouth Bank	AmSouth Prime Obligation Fund	133,581		
*	AmSouth Bank	AmSouth Prime Obligation Fund	223,605		
*	AmSouth Bank	AmSouth Prime Obligation Fund		317,149	
*	AmSouth Bank	AmSouth Prime Obligation Fund		676,934	
*	AmSouth Bank	AmSouth Prime Obligation Fund		314,431	
*	AmSouth Bank	AmSouth Prime Obligation Fund		690,000	
*	AmSouth Bank	AmSouth Prime Obligation Fund	679,934		
*	AmSouth Bank	AmSouth Prime Obligation Fund	690,000		
*	AmSouth Bank	AmSouth Prime Obligation Fund		690,000	

* Denotes a party-in-interest

Expenses Incurred with Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or Loss (i)
	$ 134,516	$ 134,381	($ 135)
	131,643	130,607	(1,036)
	314,431	314,431	
	274,669	274,669	
	133,581	133,581	
	233,605	233,605	
	317,149	317,149	
	676,934	676,934	
	314,431	314,431	
	690,000	690,000	
	679,934	679,934	
	690,000	690,000	
	690,000	690,000	

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-d SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1997

	Identity of Party Involved (a)	Description of Asset (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)
Part II. Single Transactions Exceeding 5% of Plan Assets					
	Federal National Mortgage Association	FNMA Pool #320377F, 6.50%, dtd 9/1/95, due 9/1/02		$ 135,285	
	Government National Mortgage Association	GNMA Pool #376510, 7.00%, dtd 5/1/94, due 5/15/24		138,701	
*	AmSouth Bank	AmSouth Equity Fund	$ 165,835		
*	AmSouth Bank	AmSouth Equity Fund		28,734	
*	AmSouth Bank	AmSouth Prime Obligation Fund	3,739,046		
*	AmSouth Bank	AmSouth Prime Obligation Fund		3,775,800	
	Oppenheimer Quest for Value Fund	Oppenheimer Quest For Value Fund	128,565		
	Oppenheimer Quest for Value Fund	Oppenheimer Quest For Value Fund		2,881	

* Denotes a party-in-interest

Expenses Incurred with Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or Loss (i)
	$ 135,413	$ 135,285	($ 128)
	137,556	138,701	1,145
	165,835	165,835	
	22,754	28,734	5,980
	3,739,046	3,739,046	
	3,775,800	3,775,800	
	128,565	128,565	
	2,869	2,881	12

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2003.

Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions):

By: /s/ Larry M. Sellers

Larry M. Sellers
Vice President, Secretary and Treasurer of United Security Bancshares, Inc.

Exhibit Index

Exhibit 23	Consent of Independent Accountants

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) on Form S-8 (No. 333-27285) of our report dated October 1, 2003, relating to the financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), which appears in this Form 11-K.

Smith Dukes + Buckalew, L.L.P.

SMITH, DUKES & BUCKALEW, LLP

Mobile, Alabama
October 1, 2003